SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2007

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of Scopus’ press release, dated May 8, 2007, announcing that a top-tier U.S. multi system cable operator has reaffirmed its existing relationship with Scopus.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: May 9, 2007

For Immediate Release

Top-Tier U.S. MSO Reaffirms Commitment to Scopus
Video Networks

Orders in excess of $1 million for Scopus’ fully integrated digital simulcast
IP network solution

Princeton, NJ,– May 8, 2007 – A top-tier U.S. multi system cable operator has reaffirmed its existing relationship with Scopus Video Networks (NASDAQ: SCOP), a provider of digital video networking solutions, as it expands to offer hundreds of channels into a new geographic region using Scopus’ fully integrated digital simulcast IP network solution.

“Repeat orders such as this, confirm the MSO’s continuing confidence and trust in our products and service to bring digital simulcast to their widening audience,” said Carlo Basile, president of American operations, Scopus Video Networks. “Our customers acknowledge the high quality and reliability of our system solutions, and we value the long-standing relationships we are building with them.”

Continued Mr. Basile, “In addition to performance, another key reason the customer cited for choosing our solution was our offering of a convenient single-vendor ‘one-stop-shop’, delivering all the components necessary to build a fully integrated system, as well as providing skilled support and maintenance.”

Scopus was chosen to provide a fully integrated system incorporating all video processing components of a digital simulcast system, including remotely monitoring and managing all the components from one User Interface.

The deployment includes Scopus UE-9000 real-time encoders, IVG-7000 Intelligent Video Gateway (IVG) platforms, UID-2900 Dense Edge Decoders, and NMS management software at the headends.

Scopus’ UE-9000 real-time encoders digitize television feeds prior to transport over an IP network to multiple headends and Scopus’ IVG-7500 for Digital Program Insertion (DPI) enable insertion of local television advertisements in the digital domain. At each headend, Scopus IVG-7000s aggregate feeds and provide advanced processing capabilities such as joint transrating, grooming, and rate shaping for better channel use and bandwidth efficiency.

Scopus’ UID-2900s IP dense edge decoders decode the digital feeds, enabling broadcast to digital and analog subscribers simultaneously over a single IP video distribution network.

The entire system is managed and monitored by Scopus’ Network Management System (NMS), enabling encoder-to-edge, full system control and monitoring. The NMS monitor and manage all components from one GUI and to perform those functions remotely.

Scopus Intelligent Video Networking (IVN™) solutions provide next-generation, end-to-end IP-based technology for video delivery and processing, for satellite, Telco, and content providers as well as for cable operators. Scopus advanced solutions feature comprehensive management of digital video receiving, encoding, processing, transmission and transport.

About Scopus Video Networks
Scopus Video Networks (NASDAQ:SCOP) develops, markets, and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ products support digital television, HDTV, live event coverage, and content distribution.

Scopus provides a comprehensive digital video networking solution offering, including intelligent video gateways, encoders, decoders, and network management products. Scopus’ products are designed to allow network operators to increase service revenues, improve customer retention, and minimize capital and operating expenses.

Scopus’ customers include satellite, cable, and terrestrial operators, as well as broadcasters and telecom service providers. Hundreds of network operators use Scopus’ solutions worldwide.

For more information visit: www.scopus.net.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties, and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to our ability to obtain additional orders from the system cable operator mentioned in this press release, the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully demonstrate to service providers integrated solutions, general economic conditions, and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

PR Agency Contact:
Peggy Stalhut, Wall Street Communications
Tel: +1 631-423-4128
E-mail: peggy@wallstcom.com

Scopus Corporate Contact:
Rinat Yeffet
Tel: +972-3-9007767
E-mail: rinaty@scopus.net

Investor Relations Contact:
Ehud Helft / Kenny Green ,GK Investor Relations
Tel: (US) 1 866 704 6710 / (Israel) 03 607 4717
E-mail: ehud@gkir.com / kenny@gkir.com